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10027039

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.E. Gaye & Sons Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Jackson Ave., Suite 206
(No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nawrocki Smith LLP CPA's
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Ste. 115E	Melville,	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Christopher Gaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Gaye & Sons Securities Ltd, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PRESTON V. PUMPHREY
NOTARY PUBLIC, State of New York
No. 01PU3173825
Qualified in Nassau County
Commission Expires February 28, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ Report on Internal Control required by Sec. Rule 17a5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. GAYE & SONS SECURITIES LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

C.E. GAYE & SONS SECURITIES LTD.
INDEX
DECEMBER 31, 2009

Nawrocki Smith LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
C.E. Gaye & Sons Securities Ltd.:

We have audited the accompanying statement of financial condition of C.E. Gaye & Sons Securities Ltd. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.E. Gaye & Sons Securities Ltd. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melville, New York
February 20, 2010

Nawrocki Smith LLP

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

Assets

Assets:		
Cash	$	47,650
Deposit with clearance organization		31,418
Marketable securities, at market value		86,512
Receivable from clearing organization		36,763
Prepaid expenses		4,484
Security deposit		1,276
Total assets	$	208,103

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	18,449
Total liabilities		18,449
Stockholders' Equity:		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		105,688
Retained earnings		83,966
Total stockholders' equity		189,654
Total liabilities and stockholders' equity	$	208,103

The accompanying notes are an
integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Commissions - clearing broker	$	191,238
Commissions - mutual funds		145,612
Other income		5,120
Interest		2,568
Trading gains and losses		1,051
Total revenues		345,589
EXPENSES:		
Payroll and benefits		230,767
Office expense		23,102
Travel and entertainment		15,059
Rent		14,827
Commissions		12,642
Communications		9,744
Regulatory		7,468
Auto		6,968
Insurance		5,685
Professional fees		5,467
Advertising and promotion		2,392
Total expenses		334,121
Income before provision for income taxes		11,468
Provision for income taxes		7,617
Net income	$	3,851

The accompanying notes are an
integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Capital Stock Common Shares	Capital Stock Common Amount	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2009	20	$ 105,688	$ 80,115	$ 185,803
Net income	-	-	3,851	3,851
Balance, December 31, 2009	20	$ 105,688	$ 83,966	$ 189,654

The accompanying notes are an integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$3,851
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Deposit with clearance organization	(514)
Marketable securities	3,638
Receivable from clearing organization	1,490
Prepaid expenses	(181)
Security deposit	(49)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	6,073
Net cash provided by operating activities	14,308
INCREASE IN CASH	14,308
CASH, BEGINNING OF YEAR	33,342
CASH, END OF YEAR	$47,650
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income tax payments	$7,092

The accompanying notes are an
integral part of this financial statement.

C.E. GAYE & SONS SECURITIES LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. **Organization and Nature of Business**

C.E. Gaye & Sons Securities Ltd. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Association of Securities Dealers, Inc. The Company does not clear trades or carry customer accounts. The Company operates in 18 states; however the customer base is primarily the New York metropolitan area. In addition, there are approximately 5 international clients.

2. **Significant Accounting Policies:**

Basis of presentation -

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry.

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions -

Securities transactions, on behalf of customers, are recorded on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions -

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commission revenues are principally generated from customer trades executed by the clearing broker.

Furniture, fixtures and equipment -

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income taxes -

The Company has elected to be taxed as a "C" corporation. The provision for income taxes for the year ended December 31, 2009 is as follows:

Federal	$	4,925
State and local		2,692
	$	7,617

On January 1, 2009, the Company adopted the authoritative guidance issued by the Financial Accounting Standards Board ("FASB") on Uncertainty in Income Taxes which became effective for the Company's financial statements. The new guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the new guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The new rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either January 1, 2009 or December 31, 2009.

Statement of Cash Flows -

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months.

3. Fair Value Measurement

Marketable securities are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements), and the lowest priority to measurements involving unobservable inputs (Level 3 measurements). The three levels of hierarchy are as follows:

Level 1 Quoted prices in active markets for identical securities.

Level 2 Prices determined using other significant observable inputs (included quoted prices for similar securities, interest rates, prepayment spreads, credit risk, etc).

Level 3	Prices determined using significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

The following is a summary of the inputs used as of December 31, 2009, in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 86,512
Level 2	-
Level 3	-
	$ 86,512

The Level 1 Investment Securities are comprised of Certificates of Deposit.

4. Pension and Other Postretirement Benefit Plans

The Company provides a simplified employee retirement plan ("SEP") which covers an employee and corporate officers. The combined pension plan expense for the fiscal year ended December 31, 2009 was $7,929.

The Company does not offer compensated absences or postretirement benefits to any employee.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's clearing and execution agreement provides that it's clearing broker, First Clearing Corporation's ("FCC") credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, FCC records customer transactions on a settlement date basis, which is generally three business days after the trade date. FCC is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FCC may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FCC is charged back to the Company.

The Company, in conjunction with FCC, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and requiring adjustments of collateral levels. FCC establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

6. **Commitments and Contingent Liabilities**

The Company leases its office space under a lease agreement which expired November 1, 2009, requiring annual base rental payments of $15,318 plus adjustment for real estate tax increases. The Company is currently paying on a month-to-month basis until a new lease can be executed. The Company has not received a new lease agreement from the new owners of the building. The anticipated lease signing date is March 1, 2010. Terms have not been finalized but will be in line with current rent payments.

7. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2009, the Company's net capital ratio was 0.25 to 1. The Company had net capital in excess of its required net capital.

The Company does not carry the accounts of their customers and does not process or safe-keep customer funds or securities, and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. All accounts are carried by First Clearing LLC (8-35158).

SCHEDULE I

C.E. GAYE & SONS SECURITIES LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Net capital:		
Total stockholders' equity	$	189,654
Deductions and/or charges:		
Non-allowable Assets:		
Security deposit		1,276
Prepaid expenses		4,484
		5,760
Net capital before haircuts on security positions (tentative net capital)		183,894
Haircuts on securities		889
Net capital	$	183,005
Aggregate indebtedness:		
Items included in Statement of Financial Condition:		
Accounts payable and accrued expenses	$	18,449
Total aggregate indebtedness	$	18,449
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	133,005
Ratio: Aggregate indebtedness to net capital		0.10 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

SCHEDULE II

C.E. GAYE & SONS SECURITIES LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Nawrocki Smith LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors of
C.E. Gaye & Sons Securities Ltd.:

In planning and performing our audit of the financial statements of C.E. Gaye & Sons Securities Ltd. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Melville, New York
February 20, 2010

Nawrocki Smith LLP